SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32804; 813-00387

Hudson Advisors L.P., <u>et al.</u>

August 31, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships and other entities ("Partnerships") formed for the benefit of eligible employees of Hudson Advisors L.P. ("Hudson") and Lone Star Global Acquisitions, Ltd. ("LSGA") and their affiliates (Hudson and LSGA, along with their affiliated companies and affiliated persons, collectively the "Advisers") from certain provisions of the Act. Each Partnership will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Hudson, LSGA, LSREF V Investments, L.P., HudCo Real Estate V, L.P., HudCo Real Estate V (Bermuda), L.P., HudCo Real Estate V (Europe I), L.P., HudCo Real Estate V (Europe II), L.P., HudCo GenPar RE V, LLC, HudCo GenPar RE V (Europe I), LLC, and HH GenPar RE V (Europe II), LLC.

Filing Dates: The application was filed on November 18, 2016 and was amended on April 13, 2017, June 23, 2017 and August 25, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 25, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: c/o William D. Young, 2711 N. Haskell Avenue, Suite 1800, Dallas, TX 75204; c/o William D. Young, 2711 N. Haskell Avenue, Suite 1700, Dallas, TX 75204.

FOR FURTHER INFORMATION CONTACT: Elizabeth G. Miller, Senior Counsel, at (202) 551-8707, or Holly Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Advisers have organized, and may in the future organize, limited partnerships, limited liability companies, business trusts or other entities as "employees' securities companies," as defined in section 2(a)(13) of the Act (each a "Partnership" and, collectively, the "Partnerships").

2.   A Partnership may be organized under the laws of the state of Delaware, another state, or a jurisdiction outside the United States. A Partnership may serve as the master fund of one or more other Partnerships (such entities, "Master Partnerships"). A Partnership may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and regulatory considerations applicable to certain Eligible Employees (as defined below) in other jurisdictions or the nature of the program. Interests in a Partnership ("Interests") may be issued in one or more series, each of which corresponds to particular Partnership investments (each, a "Series"). Each Series will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each Partnership will operate as a closed-end management investment company, and a particular Partnership may operate as a "diversified" or "non-diversified" vehicle within the meaning of the Act. The Partnerships are intended to provide investment opportunities for Eligible Employees that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals. The Advisers will control each Partnership within the meaning of section 2(a)(9) of the Act.

3.   The initial Master Partnership, LSREF V Investments, L.P., is a Bermuda exempted limited partnership established on February 17, 2016. HudCO GenPar RE V, LLC is its general partner and Hudson serves as its investment adviser. HudCO Real Estate V, L.P., a Delaware limited partnership, was established on February 23, 2016. HudCo GenPar RE V, LLC is its

general partner and Hudson serves as its investment adviser. HudCo Real Estate V (Bermuda), L.P., a Bermuda exempted limited partnership, was established on February 17, 2016. HudCo GenPar RE V, LLC is its general partner and Hudson serves as its investment adviser. HudCo Real Estate V (Europe I), L.P., a Bermuda exempted limited partnership, was established on February 17, 2016. HudCo GenPar RE V (Europe I), LLC is its general partner and Hudson serves as its investment adviser. HudCo Real Estate V (Europe II), L.P., a Delaware limited partnership, was established on September 8, 2016. HH GenPar RE V (Europe II), LLC is its general partner and Hudson serves as its investment adviser. The Advisers provide certain advisory and related services to a family of closed-end, privately offered funds (the "Funds"), which invest globally in a broad range of real estate, equity, credit and other financial assets.

4.   Each Partnership will have a general partner, managing member or other such similar entity (a "General Partner"). All investors in a Partnership will be "Limited Partners." The General Partner will be responsible for the overall management of each Partnership and will have the authority to make all decisions regarding the management control, and direction of the Partnership and its operations, business, and affairs. An Adviser entity may be a General Partner of each Partnership. The General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership investments to an Investment Adviser (as defined below), provided that the ultimate responsibility for, and control of, each Partnership, remain with the applicable General Partner.

5.   The General Partner or another Adviser entity will serve as investment adviser to a Partnership (the "Investment Adviser"). The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), if required under applicable law. Each Investment Adviser shall comply with the standards prescribed in

sections 9, 36 and 37 of the Act. The Applicants represent and concede that each General Partner and Investment Adviser managing a Partnership is an "investment adviser" within the meaning of sections 9 and 36 of the Act and is subject to those sections. An Investment Adviser may be paid a management fee, which will generally be determined as a percentage of the capital commitments or assets under management (appreciated capital commitments) of the Limited Partners. A General Partner or Investment Adviser may receive a performance-based fee (a "Carried Interest") based on the net gains of the Partnership's investments in addition to any amount allocable to the General Partner's or Investment Adviser's capital contribution.[1]

6.   If the General Partner determines that a Partnership enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment.

7.   Interests in a Partnership will be offered without registration in reliance on section 4(a)(2) of the Securities Act of 1933 (the "Securities Act"), or Regulation D or Regulation S under the Securities Act, and will be sold only to: (i) Eligible Employees; (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants (as defined below) of such Eligible Employees; or (iii) to Adviser entities. Prior to offering Interests to an Eligible Employee or an Eligible Family Member (as defined below), a General Partner must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participating in a Partnership and that each such individual is

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[1]   If a General Partner or Investment Adviser is registered under the Advisers Act, the Carried Interest payable to it by a Partnership will be pursuant to an arrangement that complies with rule 205-3 under the Advisers Act. If the General Partner or Investment Adviser is not required to register under the Advisers Act, the Carried Interest payable to it will comply with section 205(b)(3) of the Advisers Act (with such Partnership treated as though it were a business development company solely for the purpose of that section).

able to bear the economic risk of such participation and afford a complete loss of his or her

investments in a Partnership. Investing in the Partnerships will be voluntary on the part of Eligible

Employees and Qualified Participants.

8.   To qualify as an "Eligible Employee," (a) an individual must (i) be a current or

former employee, officer or director or current Consultant[2] of the Advisers and (ii) except for

certain individuals who meet the definition of "knowledgeable employee" in Rule 3c-5(a)(4) under

the Act as if the Partnerships were "Covered Companies" within the meaning of the rule and a

limited number of other employees of the Advisers[3] (collectively, "Non-Accredited Investors"),

meet the standards of an "accredited investor" under Rule 501(a)(5) or (a)(6) of Regulation D, or

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[2]   A "Consultant" is a person or entity whom the Advisers have engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with the Advisers and the Advisers' employees. In order to participate in a Partnership, Consultants must be currently engaged with the Advisers and will be required to be sophisticated investors who qualify as accredited investors ("Accredited Investors") under Rule 501(a) of Regulation D under the Securities Act. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as Accredited Investors. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of the Advisers and who have an interest in maintaining an ongoing relationship with the Advisers. The individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the officers of the Advisers responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors of the Advisers.

[3]   Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the Securities Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee's investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

(b) an entity must (i) be a current Consultant of the Advisers and (ii) meet the standards of an "accredited investor" under Rule 501(a) of Regulation D. A Partnership may not have more than 35 Non-Accredited Investors. At the request of an Eligible Employee and the discretion of the General Partner, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee. In order to qualify as a "Qualified Participant," an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from a Partnership, except as discussed below, come within one of the categories of an "accredited investor" under Rule 501(a) of Regulation D. An "Eligible Family Member" is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. An "Eligible Investment Vehicle" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee,[4] or (c) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee.

9.   An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an accredited investor, as defined in rule 501(a) of Regulation D under the Securities Act or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor[5] and principal investment decision-

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[4]   The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of "Eligible Investment Vehicle" is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives.

[5]   If such investment vehicle is an entity other than a trust, the term "settlor" will be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle.

maker with respect to the investment vehicle. Eligible Investment Vehicles that are not accredited investors will be included in accordance with Regulation D toward the 35 Non-Accredited Investor limit discussed above.

10.   While the terms of a Partnership will be determined by the Advisers in their discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the Partnership. A Partnership will send its Limited Partners an annual financial statement within 120 days, or as soon as practicable, after the end of the Partnership's fiscal year. The financial statement will be audited[6] by independent certified public accountants. In addition, as soon as practicable after the end of each fiscal year of a Partnership, a report will be sent to each Limited Partner setting forth the information with respect such Limited Partner's share of income, gains, losses, credits, and other items for federal and state income tax purposes.

11.   Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Limited Partner unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) an Adviser entity. No sales load or similar fee of any kind will be charged in connection with the sale of Interests.

12.   The Applicant states that a General Partner may have the right to repurchase or cancel the Interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current Consultant of any Adviser entity for any reason or (ii) any Qualified Participant of any

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[6]   "Audit" will have the meaning defined in rule 1-02(d) of Regulation S-X.

person described in clause (i). Once a Consultant's ongoing relationship with an Adviser entity is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to a Partnership; and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of a Partnership provide for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (B) to the extent the governing documents of a Partnership do not provide for such periodic redemptions (e.g., as a result of the vehicle primarily investing in illiquid investments), be retained. The Partnership Agreement or private placement memorandum for each Partnership will describe, if applicable, the amount that a Limited Partner would receive upon repurchase, cancellation or forfeiture of its Interest. A Limited Partner would receive upon repurchase, cancellation or forfeiture of its Interest, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest, plus interest, less any distributions, and (ii) the fair market value of the Interest determined at the time of the repurchase or cancellation as determined in good faith by the General Partner. The amount to be received by the Limited Partner will be subject to any applicable vesting schedule or forfeiture provisions and to the extent there is an oversubscription for a regularly scheduled redemption, existing Interests of the Limited Partner will be redeemed on a pro rata basis with all other Limited Partners who have made a request, in accordance with the governing documents, to be redeemed as of that redemption date and any subsequent regularly scheduled redemption date until all of such Limited Partner's existing Interests are redeemed.

13.   The Applicant states that the Partnerships may invest either directly or through investments in limited partnerships and other investment pools (including pools that are exempt

from registration in reliance on section 3(c)(1) or 3(c)(7) of the Act) and investments in registered investment companies.[7] Investments may be made side by side with Adviser entities and through investment pools (including "Aggregation Vehicles")[8] sponsored or managed by an Adviser entity or an unaffiliated entity.

14.   The Applicant states that a Partnership may also co-invest in a portfolio company with the Advisers or an investment fund or separate account organized primarily for the benefit of investors who are not affiliated with the Advisers over which an Adviser entity or an Unaffiliated Subadviser exercises investment discretion ("Third Party Funds"). The General Partner will not delegate management and investment discretion for the Partnership to an Unaffiliated Subadviser or a sponsor of a Third Party Fund. Side-by-side investments held by a Third Party Fund, or by an Adviser entity in a transaction in which the Adviser investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 below. All other side-by-side investments held by Adviser entities will be subject to the restrictions contained in Condition 3.

15.   A Partnership will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own securities of the Partnership (other than

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[7]   The Applicant is not requesting any exemption from any provision of the Act or any rule thereunder that may govern the eligibility of a Partnership to invest in an entity relying on section 3(c)(1) or 3(c)(7) of the Act or any such entity's status under the Act.

[8]   An "Aggregation Vehicle" is an investment pool sponsored or managed by an Adviser entity that is formed solely for the purpose of permitting a Partnership and other Adviser entities or Third Party Funds to collectively invest in other entities. The Applicant states that it may be more efficient for a Partnership and other Adviser entities and Third Party Funds to invest in an entity together through an Aggregation Vehicle rather than having each investor separately acquire a direct interest in such entity. An Aggregation Vehicle will not be used to issue interests that discriminate against a Partnership or provide preferential treatment to an Adviser entity or other Adviser-related investors with respect to a portfolio company investment. The Applicant submits that because no investment decisions are made at the Aggregation Vehicle level, the fact that a person who participates in the Partnership's decision to acquire an interest in an Aggregation Vehicle also serves as an officer, director, general partner or investment adviser of the Aggregation Vehicle would not create a conflict of interest on the part of such person.

short-term paper). A Partnership will not make any loans to the Advisers, their subsidiaries or any

entity that controls the Advisers.[9] A Partnership will not borrow from any person if the borrowing

would cause the Partnership not to be an "employees' securities company" as defined in Section

2(a)(13) of the Act. Any indebtedness of a Partnership, other than indebtedness incurred

specifically on behalf of a Limited Partner where the Limited Partner has agreed to guarantee the

loan or to act as co-obligor of the loan, will be the debt of the Partnership and without recourse to

the Limited Partners.

16.   In compliance with section 12(d)(1)(A)(i) of the Act, a Partnership will not

purchase or otherwise acquire any security issued by a registered investment company if,

immediately after the acquisition, the Partnership will own, in the aggregate, more than 3% of the

outstanding voting stock of the registered investment company.

Applicant's Legal Analysis:

1.   Section 6(b) of the Act provides that, upon application, the Commission will

exempt employees' securities companies from the provisions of the Act to the extent that the

exemption is consistent with the protection of investors. Section 6(b) provides that the

Commission will consider, in determining the provisions of the Act from which the company

should be exempt, the company's form of organization and capital structure, the persons owning

and controlling its securities, the price of the company's securities and the amount of any sales

load, how the company's funds are invested, and the relationship between the company and the

issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities

company, in relevant part, as any investment company all of whose securities (other than short-

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[9]   A Partnership may, subject to the terms and conditions set out herein, make investments in issuers that are portfolio companies of funds managed by the Advisers, and such investments may take the form of loans.

term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2. Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. The Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Partnerships from all provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the Rules and Regulations. With respect to sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3. Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. The Applicants request an exemption from section 17(a) to the extent necessary to permit an Adviser entity or a Third Party Fund (or any affiliated person of any such Adviser entity or Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Partnership or any company controlled by such Partnership. Any such transaction to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of condition 1 below have been satisfied. In addition, the Applicants, on behalf of the Partnerships,

represents that any transactions otherwise subject to section 17(a) of the Act, for which

exemptive relief has not been requested, would require approval of the Commission.

4.   The Applicants submit that an exemption from section 17(a) is consistent with the

purposes of the Partnerships and the protection of investors. The Applicants state that the Limited

Partners will be informed of the possible extent of the Partnership's dealings with the Advisers and

of the potential conflicts of interest that may exist. The Applicants also state that, as professionals

engaged in financial services businesses, the Limited Partners will be able to evaluate the risks

associated with those dealings. The Applicants assert that the community of interest among the

Limited Partners and the Advisers and the Funds will serve to reduce the risk of abuse. The

Applicants acknowledge that the requested relief will not extend to any transactions between a

Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser, or

between a Partnership and any person who is not an employee, officer or director of the Advisers

or is an entity outside of the Advisers and is an affiliated person of the Partnership as defined in

section 2(a)(3)(E) of the Act ("Advisory Person") or any affiliated person of such a person.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated

person or principal underwriter of a registered investment company, or any affiliated person of

such person or principal underwriter, acting as principal, from participating in any joint

arrangement with the company unless authorized by the Commission. The Applicants request

relief to permit affiliated persons of the Partnerships (such as the Funds), or affiliated persons

of any of such persons, to participate in, or effect any transaction in connection with, any joint

enterprise or other joint arrangement or profit-sharing plan in which a Partnership or a

company controlled by the Partnerships participate. The Applicants acknowledge that the

requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an

Advisory Person, or an affiliated person of either such person, has an interest, except in

connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

6.   The Applicants assert that compliance with section 17(d) would cause the Partnership to forego investment opportunities simply because the Funds, a Limited Partner, the General Partner or any other affiliated person of the Partnership (or any affiliate of the affiliated person) made a similar investment. The Applicants submit that the types of investment opportunities in which the Partnerships will co-invest with the Funds require each investor to make funds available in an amount that may be substantially greater than what a Partnership (including its Eligible Employees and Qualified Participants) may be able to make available on its own. The Applicants contend that, as a result, the only way in which a Partnership (and thus its Eligible Employees and Qualified Participants) may be able to participate in these opportunities is to co-invest with the Funds, which would be affiliated persons, as defined in section 2(a)(3) of the Act. The Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent. In addition, the Applicants represent that any transactions otherwise subject to section 17(d) of the Act and rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

7.   Co-investments with Third Party Funds, or by an Adviser entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to condition 3 below. The Applicants note that it is common for a Third Party Fund to require that the Advisers invest their own capital in Third Party Fund investments, and that the Advisers' investments be subject to substantially the same terms as those applicable to the Third Party Fund. The Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships, and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. In addition, the Applicants assert that the relationship of a Partnership to a Third Party Fund is fundamentally different from a Partnership's relationship to the Advisers. The Applicants contend that the focus of, and the rationale for, the protections contained in the

requested relief are to protect the Partnerships from any overreaching by the Advisers in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis a Third Party Fund.

8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from section 17(e) to permit an Adviser entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation are deemed "usual and customary." The Applicants state that for purposes of the application, fees or other compensation that are charged or received by an Adviser entity will be deemed "usual and customary" only if (a) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (b) the fees or other compensation being charged to the Partnership (directly or indirectly) are also being charged to the unaffiliated third parties, including Third Party Funds, and (c) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties, including Third Party Funds. The Applicants assert that, because the Advisers do not wish to appear to be favoring the Partnerships, compliance with section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties. The Applicants assert that the fees or other compensation paid by a Partnership to an Adviser entity will be the same as those negotiated at arm's length with unaffiliated third parties.

9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each investment company relying on the rule to satisfy the fund governance standards defined in rule 0-1(a)(7) under the Act (the "Fund Governance Standards"). The Applicants request an exemption from rule 17e-1 to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule, and without having to satisfy the standards set forth in paragraph (c) of the rule. The Applicants state that because all the directors of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with rule 17e-1. The Applicants state that each Partnership will comply with rule 17e-1 by having a majority of the directors of the General Partner take actions and make approvals as set forth in the rule. The Applicants state that each Partnership will otherwise comply with rule 17e-1.

10.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-1 under the Act imposes certain requirements when the custodian is a member of a national securities exchange. The Applicants request an exemption from section 17(f) and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c), and (d) of rule 17f-1 to permit an Adviser entity to act as custodian of Partnership assets without a written contract. The Applicants also request an exemption from the rule 17f-1(b)(4) requirement that an independent accountant periodically verify the assets held by the custodian. The Applicants state that, because of the community of interest between the Advisers and the Partnerships and the

existing requirement for an independent audit, compliance with this requirement would be unnecessary. The Applicants will comply with all other requirements of rule 17f-1.

11.   The Applicants also request an exemption from section 17 and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Partnership's investments may be kept in the locked files of the Advisers, the General Partner or the Investment Adviser; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or the Advisers) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or the Advisers) will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of a Partnership and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. The Applicants expect that, with respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that for such a Partnership, these instruments are most suitably kept in the files of the Advisers, the General Partner, or the Adviser entity that serves as investment adviser to the Partnership, where they can be referred to as necessary. The Applicants will comply with all other provisions of rule 17f-2.

12.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of an investment company relying on

the rule satisfy the Fund Governance Standards. The Applicants request relief to permit the General Partner's board of directors, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicants state that, because all directors or other governing body of the General Partner will be affiliated persons, a Partnership could not comply with rule 17g-1 without the requested relief. Specifically, each Partnership will comply with rule 17g-1 by having a majority of the applicable General Partner's directors (or members of a comparable body) take actions and make determinations as set forth in rule 17g-1. The Applicants also request an exemption from the requirements of: (i) paragraph (g) of the rule relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards. The Applicants state that the fidelity bond of each Partnership will cover the Advisers' employees who have access to the securities and funds of the Partnership. The Applicants state that the Partnerships will comply with all other requirements of rule 17g-1.

13.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. The Applicants request an exemption from section 17(j) and the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they assert that these requirements are unnecessarily burdensome as applied to the Partnerships. The relief requested

will only extend to Adviser entities and is not requested with respect to any Unaffiliated

Subadviser or Advisory Person.

14.   The Applicants request an exemption from the requirements in sections 30(a),

30(b), and 30(e) of the Act, and the rules under those sections, that registered investment

companies prepare and file with the Commission and mail to their shareholders certain periodic

reports and financial statements. The Applicant contends that the forms prescribed by the

Commission for periodic reports have little relevance to the Partnerships and would entail

administrative and legal costs that outweigh any benefit to the Limited Partners. The Applicant

requests exemptive relief to the extent necessary to permit each Partnership to report annually to its

Limited Partners, as described in the application. The Applicants also request an exemption from

section 30(h) of the Act to the extent necessary to exempt the General Partner of each Partnership,

members of the General Partner or any board of managers or directors or committee of the

Advisers' employees to whom the General Partner may delegate its functions, and any other

persons who may be deemed to be members of an advisory board of a Partnership, from filing

Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of

Interests in the Partnership. The Applicants assert that, because there will be no trading market and

the transfers of Interests will be severely restricted, these filings are unnecessary for the protection

of investors and burdensome to those required to make them.

15.   Rule 38a-1 requires registered investment companies to adopt, implement and

periodically review written policies reasonably designed to prevent violation of the federal

securities laws and to appoint a chief compliance officer. Each Partnership will comply will rule

38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the

board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Partnership's board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (b) the Partnerships will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted.

Applicants' Conditions:

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction involving a Partnership otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the applicable General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Limited Partners, the Partnership's organizational documents and the Partnership's reports to its Limited Partners.[10]

In addition, the applicable General Partner of a Partnership will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be

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[10]   If a Partnership invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Partnership funds.

maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.[11]

2.   The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.

3.   The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and an Affiliated Co-Investor are participants (each such investment, a "Rule 17d-1 Investment"), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (ii) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership's investment prior to or concurrently with, on the same terms as, and pro rata with the Affiliated Co-Investor.[12] The term "Affiliated Co-Investor" with respect to any Partnership means any person who is: (i) an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Partnership (other than a Third Party Fund); (ii) the Advisers; (iii) an officer or director of the Advisers; (iv) an Eligible Employee; or

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[11]   Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

[12]   If a Partnership invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor's disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

(v) an entity (other than a Third Party Fund) in which an Adviser entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under section 6 of the Exchange Act, (b) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each Partnership and its General Partner will maintain and preserve, for the life of each Series of the Partnership and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Partnership, and each annual report of the Partnership required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.[13]

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[13]   Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.   Within 120 days after the end of each fiscal year of each Partnership, or as soon as

practicable thereafter, the General Partner of each Partnership will send to each Limited Partner

having an Interest in the Partnership at any time during the fiscal year then ended, Partnership

financial statements audited by the Partnership's independent accountants. At the end of each

fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the

Partnership as of such fiscal year end in a manner consistent with customary practice with respect

to the valuation of assets of the kind held by the Partnership. In addition, within 120 days after the

end of each fiscal year of each Partnership (or as soon as practicable thereafter), the General

Partner will send a report to each person who was a Limited Partner at any time during the fiscal

year then ended, setting forth such tax information as shall be necessary for the preparation by the

Limited Partner of that partner's federal and state income tax returns and a report of the investment

activities of the Partnership during that fiscal year.

6.   If a Partnership makes purchases or sales from or to an entity affiliated with the

Partnership by reason of an officer, director or employee of an Adviser entity (i) serving as an

officer, director, general partner, manager or investment adviser of the entity (other than an entity

that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the entity, such

individual will not participate in the Partnership's determination of whether or not to effect the

purchase or sale.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Assistant Secretary